

13014979

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 0 1 2013

Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2012_____ AND ENDING_____12 /31/2012_____
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREAT AMERICAN INVESTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6025 Metcalf Lane
                                      (No. and Street)

Overland Park	Kansas	66202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Richards   913-384-1800
                                                                                   (Area Code - Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Higdon & Hale, CPA's, P.C.
                     (Name - *if individual, state last, first, middle name*)

6310 Lamar Avenue, Suite 110	Overland Park	Kansas	66202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)

SEC 1410 (06-02)

cw

OATH OR AFFIRMATION

I, _____David K. Richards_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Great American Investors, Inc._____, as of _____December 31_____, 2012__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

EDWARD N. COLBURN JR.
Notary Public - State of Kansas
My Appointment Expires
April 27, 2014

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

Page

FACING PAGE

INDEPENDENT AUDITOR'S REPORT

EXHIBITS:

A	Statement of Financial Condition		2
B	Statement of Income		3
C	Statement of Changes in Stockholder's Equity		4
D	Statement of Cash Flows		5

NOTES TO FINANCIAL STATEMENTS — 6-7

SUPPLEMENTAL INFORMATION:

SCHEDULE I — 8-9

SCHEDULE II — 10

SCHEDULE III — 11

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING
CONTROL REQUIRED BY SEC RULE 17a-5 — 12-13



HIGDON & HALE

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
and Shareholders of
Great American Investors, Inc.

We have audited the accompanying statement of financial condition of **Great American Investors, Inc.** as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Great American Investors, Inc.** as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Higdon & Hale
Certified Public Accountants
February 21, 2013

GREAT AMERICAN INVESTORS, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	188,655
Commissions receivable		3,514
Other receivables		1,258
Note receivable - Broker		44,000
Clearing deposits		10,000
Prepaid expenses		1,750
Total current assets		249,177

DEPRECIABLE ASSETS

Office equipment	21,714
Accumulated depreciation	(21,714)
Net depreciable assets	-

OTHER ASSETS

Investments - Marketable	232,841

TOTAL ASSETS	$	482,018

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	767
Accrued payroll taxes and benefits		3,253
Commissions payable		61,145
Arbitration payable		53,400
Margin account		11,025
Total current liabilities		129,590

STOCKHOLDERS' EQUITY

Common stock - 5,000 shares @ $5.00 par value	25,000
Retained earnings	339,393
Accumulated other comprehensive income (loss):	
Unrealized gain (loss) on securities	(11,965)
Total stockholders' equity	352,428

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	482,018

The accompanying notes are an integral part of these financial statements

GREAT AMERICAN INVESTORS, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	188,655
Commissions receivable		3,514
Other receivables		1,258
Note receivable - Broker		44,000
Clearing deposits		10,000
Prepaid expenses		1,750
Total current assets		249,177

DEPRECIABLE ASSETS

Office equipment	21,714
Accumulated depreciation	(21,714)
Net depreciable assets	-

OTHER ASSETS

Investments - Marketable	232,841

TOTAL ASSETS	$	482,018

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	767
Accrued payroll taxes and benefits		3,253
Commissions payable		61,145
Arbitration payable		53,400
Margin account		11,025
Total current liabilities		129,590

STOCKHOLDERS' EQUITY

Common stock - 5,000 shares @ $5.00 par value	25,000
Retained earnings	339,393
Accumulated other comprehensive income (loss):	
Unrealized gain (loss) on securities	(11,965)
Total stockholders' equity	352,428

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	482,018

The accompanying notes are an integral part of these financial statements

EXHIBIT C

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
BALANCE, BEGINNING OF YEAR	$ 25,000	$ 363,514	$ (26,864)
Additions	-	-	-
Distributions	-	(50,000)	-
COMPREHENSIVE INCOME			
Net income	-	25,879	
Other comprehensive income			
Unrealized gain (loss) on investments	-	-	14,899
BALANCE, END OF YEAR	$ 25,000	$ 339,393	$ (11,965)

The accompanying notes are an integral part of these financial statements

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES			
Commissions		$	1,151,700
Interest & dividends			8,490
Realized gain (loss) on investments			(3,053)
Miscellaneous			27,893
Total revenues			1,185,030
DIRECT COSTS OF REVENUES			
Commissions	$	880,099	
Clearing expenses		49,833	
Other charges		47	929,979
GROSS MARGIN			255,051
EXPENSES			
Salaries - Officer		62,500	
Salaries - Other		82,979	
Payroll taxes and employee benefits		12,814	
Arbitration settlement		9,400	
Depreciation		200	
Dues and subscriptions		2,965	
Licenses and fees		6,956	
Interest		78	
Insurance		6,058	
Office		2,152	
Postage		1,157	
Professional services		5,850	
Rent		21,825	
Telephone and utilities		5,358	
Miscellaneous		8,880	
Total expenses			229,172
INCOME BEFORE INCOME TAXES			25,879
PROVISION FOR INCOME TAXES			-
NET INCOME		$	25,879

The accompanying notes are an integral part of these financial statements

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	25,879
Depreciation		200
(Gain) loss on sale of investments		3,053
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in receivables		1,416
(Increase) decrease in note receivable - broker		(44,000)
(Increase) decrease other current assets		3,277
(Increase) decrease clearing deposits		-
(Increase) decrease in prepaid expenses		-
Increase (decrease) in accounts payable		671
Increase (decrease) in commissions payable		116
Increase (decrease) in arbitration settlement		53,400
Increase (decrease) in margin account		11,025
Increase (decrease) in payroll liabilities		(360)
Net cash provided by operating activities		54,677

CASH USED BY INVESTING ACTIVITIES:

Purchase of depreciable assets	(200)
Investment purchases	(132,962)
Unrealized gains (losses) on investments	14,899
Proceeds from sale of investments	106,631
Net cash used by investing activities	(11,632)

CASH USED IN FINANCING ACTIVITIES:

Shareholder distributions	(50,000)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(6,955)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		195,610
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	188,655

The accompanying notes are an integral part of these financial statements

GREAT AMERICAN INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 1   SIGNIFICANT ACCOUNTING POLICIES

A.   *Nature of the Business*

The Company was incorporated on April 5, 1991. The Company operates as a fully disclosed broker/dealer in Overland Park, Kansas. All customer cash balances and securities are carried by a clearing broker.

B.   *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2012 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C.   *Statement of Cash Flows*

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2012, the Company had no cash equivalents.

At December 31, 2012, the Company had no cash balances in excess of FDIC insured limits.

Cash Paid - Interest and Taxes - The amounts of cash paid for interest and taxes for the year ended December 31, 2012 are as follows:

Interest	$	78
Income taxes	$	--

D.   *Depreciable Assets*

Depreciable assets are recorded at cost and depreciated over the estimated useful lives of the respective assets.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. Depreciation for the year ended December 31, 2012 was $200.

E.   *Comprehensive Income Reporting*

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", which requires comprehensive income and its components to be reported when a company has items of other comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains and losses reported as separate components of stockholder's equity rather than in net income).

See independent auditor's report

GREAT AMERICAN INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 2   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2012, the Company had aggregate indebtedness of $129,590 and net capital of $276,521, which resulted in a ratio of .4686 to 1 and a ratio requirement of less than its minimum requirement of $100,000. Therefore, at December 31, 2012, based on its minimum requirement, the Company had excess net capital of $176,521.

NOTE 3   **INVESTMENTS**

U. S. generally accepted accounting principles establish a framework of measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities in active markets that the t Company has the ability to access (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). All of the Company's investments are Level 1 investments.

Investments at December 31, 2012 include marketable securities with a cost basis of $244,807 and a fair market value of $232,841, resulting in an unrealized loss of $11,966.

NOTE 4   **INCOME TAXES**

The Company has elected to be taxed as a Sub-Chapter S Corporation; therefore, no income tax liability is reflected on the accompanying financial statements. Tax years 2009 – 2011 are still
open and subject to examination by the respective tax jurisdictions.

NOTE 5   **LEASE COMMITMENT**

The Company leases its office space presently on a month-to-month basis.   The total rent expense for 2012 was $21,825.

NOTE 6   **ARBITRATION SETTLEMENT**

During 2012 an arbitration claim was filed, by a customer, with FINRA against Great American Investors, Inc. and one of its brokers. Early in 2013 a Settlement Agreement and Release was entered into and executed between the customer and Great American Investors, Inc. and the broker. The settlement was for $52,000 of which the broker has agreed to reimburse the Company his prorated share of the Settlement of $44,000.

NOTE 7   **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 21, 2013, the date when the financial statements were available to be issued. Nothing was noted that would require further disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of: December 31, 2012
Great American Investors, Inc.	

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	352,428	3480
2.	Deduct Ownership equity not allowable for Net Capital				-	3490
3.	Total ownership equity qualified for Net Capital				352,428	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
	B. Other (deductions) or allowable credits (List)				-	3525
5.	Total capital and allowable subordinated liabilities			$	352,428	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	45,258	3540		
	B. Secured demand note delinquency		-	3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		-	3600		
	D. Other deductions and/or charges		-	3610	45,258	3620
7.	Other additions and/or allowable credits (List)				-	3630
8.	Net capital before haircuts on securities positions			$	307,170	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):					
	A. contractual securities commitments	$	-	3660		
	B. Subordinated securities borrowings			3670		
	C. Trading and investment securities:					
	1. Exempted securities			3735		
	2. Debt securities		4,666	3733		
	3. Options			3730		
	4. Other securities		-	3734		
	D. Undue Concentration		3,267	3650		
	E. Other (List)					

GAI Stocks		3636A		22,716	3736B
		3736C			3736D
		3736E		-	3736F
				22,716	3736

					30,649	3740
10.	Net Capital			$	276,521	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing, as amended.

See independent auditor's report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of December 31, 2012
Great American investors, Inc.	

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	8,639	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	100,000	3760
14. Excess net capital (line 10 less 13)	176,521	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	200,398	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			129,590	3790
17. Add:				
A. Drafts for immediate credit	-	3800		
B. Market value of securities borrowed for which no equivalent value is paid credited		3810		
C. Other unrecorded amounts (List)		3820	-	3830
19. Total aggregate indebtedness			129,590	3840
20. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) %			46.86%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d) %			-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	-	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
23. Net capital requirement (greater of line 21 or 22)		3760
24. Excess capital (line 10 less 23)		3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditor's report

SCHEDULE II

GREAT AMERICAN INVESTORS, INC.

**COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2012

The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.

SCHEDULE III

GREAT AMERICAN INVESTORS, INC.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.



HIGDON & HALE

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
and Shareholders of
Great American Investors, Inc.

In planning and performing our audit of the financial statements of **Great American Investors, Inc.** for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do on express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts,, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Higdon & Hale
Certified Public Accountants
February 21, 2013



David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT ON
APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
  and Shareholders of
Great American Investors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Great American Investors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating Great American Investors, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Great American Investors, Inc.'s management is responsible for the Great American Investors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

  1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and cancelled checks maintained in the Company's accounting records, noting no differences;

  2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to December 31, 2011, noting no differences;

  3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and Company prepared working papers summarizing monthly activity used in preparing the applicable FOCUS reports, noting no differences;

  4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

  5. There was no overpayment to be applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on matter outlined above. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Higdon & Hale
Certified Public Accountants
February 21, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044380 FINRA   DEC
GREAT AMERICAN INVESTORS INC   17*17
6509 ROE AVE
SHAWNEE MISSION KS 66208-1565

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chandra Reynolds 913-384-1800

2. A. General Assessment (item 2e from page 2) $ _____*1532*_____

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____*807*_____)
      _____*7/25/12*_____
      Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____*725*_____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____*725*_____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _____*725*_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _____

   _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of_____, 20_____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
   Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _1,199,927_

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   _0_

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _587,226_

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)

        Total deductions   _587,226_

2d. SIPC Net Operating Revenues $ _612,701_

2e. General Assessment @ .0025 $ _1532_

        (to page 1, line 2.A.)

GREAT AMERICAN INVESTORS, INC.
INDEPENDENT AUDITOR'S REPORT ON
AGREED-UPON PROCEDURES ON SIPC FORM 7

FOR THE PERIOD OF JANUARY 1, 2012 – DECEMBER 31, 2012

H&H

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

GREAT AMERICAN INVESTORS, INC.
INDEPENDENT AUDITOR'S REPORT ON
AGREED-UPON PROCEDURES ON SIPC FORM 7

FOR THE PERIOD OF JANUARY 1, 2012 – DECEMBER 31, 2012

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2012
Estimated average burden hours per response 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 1 2013

Washington DC

405

SEC FILE NUMBER
8- 44380

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/2012_____ AND _____12/31/2012_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREAT AMERICAN INVESTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6205 METCALF LANE

(No. and Street)

OVERLAND PARK	KANSAS	66202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID K. RICHARDS   (913) 384-1800

(Area Code - Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HIGDON & HALE, CPA'S, P.C.

(Name - *if individual, state last, first, middle name*)

6310 LAMAR AVENUE, SUITE 110	OVERLAND PARK	KANSAS	66202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     X Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ DAVID K. RICHARDS _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREAT AMERICAN INVESTORS, INC. _____, as of _____ DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___ NONE _____

_____

_____

_____ Signature

_____ President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HIGDON & HALE

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT ON
APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
    and Shareholders of
Great American Investors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Great American Investors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating Great American Investors, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Great American Investors, Inc.'s management is responsible for the Great American Investors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and cancelled checks maintained in the Company's accounting records, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and Company prepared working papers summarizing monthly activity used in preparing the applicable FOCUS reports, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. There was no overpayment to be applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on matter outlined above. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Higdon & Hale

Higdon & Hale
Certified Public Accountants
February 21, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
044380   FINRA   DEC
GREAT AMERICAN INVESTORS INC      17*17
6509 ROE AVE
SHAWNEE MISSION KS 66208-1565
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chandra Reynolds 913-384-1800

2. A. General Assessment (item 2e from page 2) $ *1532*

   B. Less payment made with SIPC-6 filed (exclude interest)   (*807*)

      7/25/12
      Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   *725*

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ *725*

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ *725*

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of_____, 20_____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _1,199,927_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

  Total additions   _0_

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _587,226_

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

  (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

  (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

  Enter the greater of line (i) or (ii)   _____

  Total deductions   _587,226_

2d. SIPC Net Operating Revenues $ _612,701_

2e. General Assessment @ .0025 $ _1532_

  (to page 1, line 2.A.)

2